UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

TRINITYCARE SENIOR LIVING, INC.
(Exact name of registrant as specified in its charter)

Nevada	71-0822436
(State of Incorporation or organization)	(I.R.S. Employer Identification No.)

227 E. Edgewood, Friendswood, TX	77546
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. (☐)
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. (☑)

Securities Act registration statement file number to which this form relates: File number 333-140567, film number 07597678, filed on February 9, 2007.

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered

Common stock $.001 par value per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

A description of the securities to be registered is incorporated by reference to:

1.	the Registrant’s registration statement of Form SB-2/A, filed February 9, 2007 under Commission file number 333-140567, film number 07856877 ; and

2.	the Registrant’s Revised Information Statement on Schedule 14C filed August 4, 2009 under Commission file number 333-140567, film number 09984472.

Item 2. Exhibits.

1.
Amended Articles of Incorporation of Registrant incorporated by reference to exhibit A to Registrant’s Revised Information Statement on Schedule 14C filed August 4, 2009 under Commission file number 333-140567, film number 09984472.

2.	Designation of Series A Convertible Preferred Stock (Exhibit A to Certificate of Amendment to Articles of Incorporation included herewith).

3.	Designation of Series B Preferred Stock (Exhibit B to Certificate of Amendment to Articles of Incorporation included herewith).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TrinityCare Senior Living, Inc.
(Registrant)

/s/ Donald W. Sapaugh
By: Donald W. Sapaugh
Date: August 2, 2010

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.380 - After Issuance of Stock)
(Filed with the Nevada Secretary of State on February 12, 2009)

1. Name of corporation:

TrinityCare Senior Living, Inc.

2. The articles have been amended as follows: (provide article numbers. If available)

ARTICLE V Is amended by adding the following two subjections:
D. Series A Convertible Preferred Stock. This series of 1,000,000 shares of Preferred Stock shall be designated. "Scries A Convertible Preferred Stock" with a stated capital and par value of $.001 per share, {cont'd on Exhibit A hereto}

E. Series B Preferred Stock. This series of3,000 shares of Preferred Stock shall be designated "Series B Preferred Stock" with a stated capital and par value of $.001 per share.
[cont'd on Exhibit B hereto]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of ncorporation* have voted in favor of the amendment is: 1,000 (100%) voted for

4. Effective date of filing (optional)

5. Signature (required)

/s/ Jerry W. Neel, Jr.
Signature of Officer

EXHIBIT 2

EXHIBIT A TO CERTIFICATE OF AMENDMENT

TRINITYCARE SENIOR LIVING, INC.

SERIES A CONVERTIBLE PREFERRED STOCK

1.           RELATIVE SENIORITY.  The Series A Preferred Stock shall, in respect of the right to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Corporation, rank (a) pari passu with the Common Stock (as defined below) of the Corporation and with any other class or series of stock of the Corporation, the terms of which specifically provide that such class or series shall rank pari passu with the Series A Preferred Stock in respect of the right to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Corporation; and (b) junior to any other class or series of stock of the Corporation, the terms of which specifically provide that such class or series shall rank senior to the Series A Preferred Stock in respect of the right to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Corporation.  The term “Common Stock” shall mean all shares now or hereafter authorized of any class of common stock of the Corporation.

2.           NO LIQUIDATION PREFERENCE.  In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of any series of Preferred Stock, having a priority on liquidation superior to that of the Series A Preferred Stock, the holders of shares of Series A Preferred Stock shall be entitled to participate with the Common Stock in all of the remaining assets of the Corporation available for distribution to its stockholders, ratably with the holders of Common Stock in proportion to the number of shares of Common Stock held by them, assuming for each holder of Series A Preferred Stock on the record date for such distribution that each holder was the holder of record of the number (including any fraction) of shares of Common Stock into which the shares of Series A Preferred Stock then held by such holder are then convertible.  A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this Section 2, shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation.

3.           VOTING RIGHTS.  Except as otherwise required by law, each share of outstanding Series A Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number (including any fraction) of shares of Common Stock into which such share of Series A Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective.  Except as otherwise required by law or by this Certificate, the holders of shares of Common Stock and Series A Preferred Stock shall vote together and not as separate classes.

4.           DIVIDENDS AND DISTRIBUTIONS.  If any dividend or other distribution payable in cash, securities or other property, including a dividend payable in shares of Common Stock, is declared on the Common Stock, each holder of shares of Series A Preferred Stock on the record date for such dividend or distribution shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash, securities or other property which such holder would have received on such record date if such holder was the holder of record of the number (including any fraction) of shares of Common Stock into which the shares of Series A Preferred Stock then held by such holder are then convertible.  No dividend or other distribution shall be declared or paid on the Common Stock unless an equivalent dividend or other distribution that satisfies this Section 4 is declared or paid on the Series A Preferred Stock.

5.           CONVERSION.  The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a)            Optional Conversion.  The holder of each share of Series A Preferred Stock shall have the right (the “Conversion Right”), at such holder’s option, to convert such share at any time, without cost, on the terms of this Section 5, into the number of fully paid and non-assessable shares of Common Stock as specified by the Conversion Ratio that is in effect at the time of conversion; provided that, and only to the extent that, the Corporation has a sufficient number of shares of authorized but unissued and unreserved Common Stock available to issue upon conversion.  The initial “Conversion Ratio” for the Series A Preferred Stock is 10:1.  The Conversion Ratio shall be subject to adjustment from time to time as provided in this Section 5

(b)           Mechanics of Conversion.  A holder of any share of Series A Preferred Stock may exercise the Conversion Right of such share by surrendering the certificate therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock, together with a written notice to the Corporation which shall state: (A) that such holder elects to convert the same; and (B) the number of shares of Series A Preferred Stock being converted.  Thereupon the Corporation shall promptly issue and deliver to the holder of such shares a certificate or certificates for the number of whole shares of Common Stock to which such holder shall be entitled.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value (as determined in good faith by the Board of Directors of the Corporation) of the Common Stock.  If the certificate evidencing the Series A Preferred Stock being converted shall also evidence shares of Series A Preferred Stock not being converted, then the Corporation shall also deliver to the holder of such certificate a new stock certificate evidencing the Series A Preferred Stock not converted.  The conversion of any shares of Series A Preferred Stock shall be deemed to have been made immediately prior to the close of business on the date that the shares of Series A Preferred Stock to be converted are surrendered to the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.  Any dividends or distributions declared but unpaid at the time of conversion with respect to the Series A Preferred Stock so converted, including any dividends declared on the Common Stock to which the Series A Preferred Stock is entitled pursuant to Section 4 above, shall be paid to the holder of Common Stock issued upon conversion of the Series A Preferred Stock upon the payment date therefore.

 (c)           Adjustment of Conversion Ratio.  The Conversion Ratio for each share of Series A Preferred Stock and the kind of securities issuable upon the conversion of any share of Series A Preferred Stock shall be adjusted from time to time as follows:
(i)           Subdivision or Combination of Shares.  If the Corporation at any time effects an increase in the number of outstanding shares of Common Stock by subdivision or any other action, the Conversion Ratio shall be increased in the same proportion as the Common Stock is subdivided, in each case effective automatically upon, and simultaneously with, the effectiveness of the subdivision which gives rise to the adjustment.  If the Corporation at any time effects a decrease in the number of outstanding shares of Common Stock by combination or any other action, the Conversion shall remain the same and unchanged.

(ii)           Reclassification, Consolidation or Merger.  If at any time, as a result of (A) a capital reorganization or reclassification (other than a subdivision or combination which gives rise to an adjustment of the Conversion Ratio pursuant to Section 5(c)(i)); or (B) a merger or consolidation of the Corporation with another corporation (whether or not the Corporation is the surviving corporation), the Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into or exchanged for the same or a different number of shares of any class or classes of stock of the Corporation or any other corporation, or other securities convertible into such shares, then, as a part of such reorganization, reclassification, merger or consolidation, appropriate adjustments shall be made in the terms of the Series A Preferred Stock (or of any securities into which the Series A Preferred Stock is changed or for which the Series A Preferred Stock is exchanged), so that: (x) the holders of Series A Preferred Stock or of such substitute securities shall thereafter be entitled to receive, upon conversion of the Series A Preferred Stock or of such substitute securities, the kind and amount of shares of stock, other securities, money and property which such holders would have received at the time of such capital reorganization, reclassification, merger, or consolidation, if such holders had converted their Series A Preferred Stock immediately prior to such capital reorganization, reclassification, merger, or consolidation, and (y) the Series A Preferred Stock or such substitute securities shall thereafter be adjusted on terms as nearly equivalent as may be practicable to the adjustments theretofore provided in this Section 5(c).  No consolidation or merger in which the Corporation is not the surviving corporation shall be consummated unless the surviving corporation shall agree, in writing, to the provisions of this Section 5(c)(ii).  The provisions of this Section 5(c)(ii) shall similarly apply to successive capital reorganizations, reclassifications, mergers, and consolidations.

(iii)           Other Action Affecting Common Stock.  If at any time the Corporation takes any action affecting its Common Stock which, in the opinion of the Board of Directors of the Corporation, would have an adverse effect upon the Conversion Rights of the Series A Preferred Stock and the foregoing conversion ratio adjustment provisions are not strictly applicable but the failure to make any adjustment would adversely affect the Conversion Rights, then the Conversion Ratio and the kind of securities issuable upon the conversion of Series A Preferred Stock shall be adjusted to preserve, without dilution, the Conversion Rights in such manner and at such time as the Board of Directors of the Corporation may in good faith determine to be equitable in the circumstances.

(iv)           Notice of Adjustments.  Whenever the Conversion Ratio or the kind of securities issuable upon the conversion of any one of or all of the Series A Preferred Stock shall be adjusted pursuant to Sections 5(c)(i) - (iii) above, the Corporation shall make a certificate signed by its Chief Financial Officer, Secretary or Assistant Secretary, setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Corporation made any determination hereunder), and the Conversion Ratio and the kind of securities issuable upon the conversion of the Series A Preferred Stock after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (by first class mail postage prepaid) to each holder of Series A Preferred Stock promptly after each adjustment.

(d)           Full Consideration.  All shares of Common Stock which shall be issued upon the conversion of any Series A Preferred Stock (which is itself fully paid and non-assessable) will, upon issuance, be fully paid and non-assessable.  The Corporation will pay such amounts and will take such other action as may be necessary from time to time so that all shares of Common Stock which shall be issued upon the conversion of any Series A Preferred Stock will, upon issuance and without cost to the recipient, be free from all pre-emptive rights, taxes, liens and charges with respect to the issue thereof.

(e)           No Impairment.  The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

(f)           Cancellation of Series A Preferred Stock.  No share of Series A Preferred Stock acquired by the Corporation upon conversion, redemption or purchase shall be reissued and all such shares shall be canceled, retired and returned to the status of authorized and unissued shares of undesignated preferred stock.  The Corporation may take such appropriate corporate action to reduce the authorized number of Series A Preferred Stock accordingly.

6.           PROTECTIVE PROVISIONS.  In addition to any other rights provided by law, so long as at least one share of Series A Preferred Stock is outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of the Series A Preferred Stock voting together as a single class:

(a)           amend or repeal any provision of the Corporation’s Articles of Incorporation, Bylaws or this Certificate of Designation if such action would materially and adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock;

(b)            increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock;

(c)           create or issue any series or class, reclassify any authorized capital stock of the Corporation into stock of any series or class, increase the authorized or issued amount of any class or series of stock, or authorize, create, issue or reclassify any obligation or security convertible or exchangeable into or evidencing a right to purchase capital stock of any class or series, that ranks prior to the Series A Preferred Stock as to dividends or rights upon liquidation, dissolution or winding up;

(d)           issue any Common Stock after the date on which Series A Preferred Stock has been last issued and sold, whether or not subsequently reacquired or retired by the Corporation, for a consideration per share less than fair market value of the Common Stock (as determined in good faith by the Board of Directors of the Corporation) at such issuance or deemed issuance other than: (1) shares of Common Stock issued in transactions giving rise to adjustments under Sections 5(c)(i) or (ii) above, (2) shares of Common Stock issued upon conversion of shares of Series A Preferred Stock, or (3) shares issued upon the conversion of Convertible Securities (as defined below) if the issuance of such Convertible Securities did not violate Section 5(e) below;

(e)           issue any Convertible Securities with respect to which the Effective Price is less than the fair market value of the Common Stock (as determined in good faith by the Board of Directors of the Corporation), at such issuance or deemed issuance.  “Convertible Securities” means all rights or options for the purchase of, or stock or other securities convertible into, Common Stock (other than Common Stock issued for the purposes set forth in Sections 6(d)(1) or (2) above) or other Convertible Securities, whenever and each time issued.  The “Effective Price” with respect to any Convertible Securities means the result of dividing: (1) the sum of (x) the total consideration, if any, received by the Corporation for the issuance of such Convertible Securities, plus (y) the minimum consideration, if any, payable to the Corporation upon exercise or conversion of such Convertible Securities (assuming that the full amount of securities issuable upon exercise or conversion are issued), plus (z) the minimum consideration, if any, payable to the Corporation upon exercise or conversion of any Convertible Securities issuable upon exercise or conversion of such Convertible Securities, by: (2) the maximum number of Common Stock (other than Common Stock issued for the purposes set forth in Sections 6(d)(1) or (2) above) issuable upon exercise or conversion of such Convertible Securities or of any Convertible Securities issuable upon exercise or conversion of such Convertible Securities; or

(f) sell, convey, or otherwise dispose of or encumber all or substantially all of its property or business or merge or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of.

7.           SEVERABILITY OF PROVISIONS.  If any voting powers, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations, and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

EXHIBIT 3

EXHIBIT B TO CERTIFICATE OF AMENDMENT

TRINITYCARE SENIOR LIVING, INC.

SERIES B PREFERRED STOCK

1.  Rank.  All shares of Series B Preferred Stock shall rank subordinate and junior to all of the Corporation’s Common Stock, par value $.001 per share (the “Common Stock”), now or hereafter issued, as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

2.  Dividends.  No dividend shall be declared or paid on the Series B Preferred Stock.

3.  No Liquidation Preference.  In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of any series of Series B Preferred Stock, having a priority on liquidation superior to that of the Series B Preferred Stock, the holders of shares of Series B Preferred Stock shall be entitled to participate with the Common Stock in all of the remaining assets of the Corporation available for distribution to its stockholders, ratably with the holders of Common Stock in proportion to the number of shares of Common Stock held by them, assuming for each holder of Series B Preferred Stock on the record date for such distribution that each holder was the holder of record of 2,000 shares of Common Stock for each share of Series B Preferred Stock then held by such holder.  A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this Section 3 of Article (V)(E), shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation.

4.  Voting Rights.  Except as otherwise required by law, the shares of outstanding Series B Preferred Stock shall have the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series B Preferred Stock shall always constitute a two-thirds of the voting rights of the Corporation.  Except as otherwise required by law or by the Articles of Incorporation, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

5.  No Redemption.  The shares of Series B Preferred Stock are not redeemable.

6.  Outstanding Shares.  All shares of Series B Preferred Stock shall be deemed outstanding except from the date of registration of transfer, all shares of Series B Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

7.  Preemptive Rights.  The Series B Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.